Exhibit 99.1

MMI Investments, L.P. Comments on Proposed Honeywell International Acquisition of EMS Technologies

Press Release Source: MMI Investments, L.P. On Monday June 13, 2011, 2:21 pm EDT

NEW YORK, June 13, 2011 -- MMI Investments, L.P. ("MMI") stated that it is pleased with the announcement by Honeywell International Inc. (NYSE:HON) ("Honeywell") this morning that it will acquire EMS Technologies Inc. (Nasdaq:ELMG) ("EMS") for $33 per share in cash.  Jerome Lande, Partner of MMI, stated "this is the outcome we envisioned when we first called upon EMS to undertake a review of available strategic alternatives nine months ago.  We believe the Honeywell acquisition represents an extremely favorable outcome for EMS stockholders, employees and customers."

MMI does not intend to continue its solicitation of proxies to elect its slate of director nominees at the next EMS annual meeting of shareholders provided EMS moves forward with the Honeywell transaction.  MMI may tender all or a portion of its shares, sell all or a portion of its shares in the open market, engage in any hedging or similar transactions, or take any combination of the foregoing actions.  MMI intends to review additional information relating to the acquisition as it becomes available and reserves the right to change its views with respect to the foregoing in the future.